As filed with the Securities and Exchange Commission on February 27, 2002

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(AMENDMENT NO. 3)

CYSIVE, INC.
 (Name of Subject Company — Issuer and Filing Person — Offeror)

OPTIONS TO PURCHASE COMMON STOCK,
PAR VALUE $0.01 PER SHARE
 (Title of Class of Securities)

23281T-10-8
 (CUSIP Number of Class of Securities)

NELSON A. CARBONELL, JR.
 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
 CYSIVE, INC.
 10780 PARKRIDGE BOULEVARD, SUITE 400
 RESTON, VIRGINIA 20191
 TELEPHONE: (703) 259-2300
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
 BRIAN J. LYNCH
 DARREN K. DESTEFANO
 COOLEY GODWARD LLP
 ONE FREEDOM SQUARE
 RESTON TOWN CENTER
 11951 FREEDOM DRIVE
 RESTON, VIRGINIA 20190
 TELEPHONE: (703) 456-8000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$26,049,153	$5,210

•	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,772,750 shares of Common Stock of Cysive, Inc. having an aggregate value of $26,049,153 as of January 23, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of shares subject to options, the aggregate value of the options and the filing fee are based on the number of shares subject to eligible options on January 23, 2002.

•	One-fiftieth of 1% of the value of the transaction, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

[X]	CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID: FORM OR REGISTRATION NO.:	$5,210 Schedule TO	FILING PARTY: DATE FILED:	Cysive, Inc. January 24, 2002

[ ]	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

     CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[ ]	Third-party tender offer subject to Rule 14d-1.

[X]	Issuer tender offer subject to Rule 13e-4.

[ ]	Going-private transaction subject to Rule 13e-3.

[ ]	Amendment to Schedule 13D under Rule 13d-2.

     CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: [X]

INTRODUCTORY STATEMENT

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 24, 2002, Amendment No. 1 thereto, filed with the Securities and Exchange Commission on February 20, 2002, and Amendment No. 2 thereto, filed with the Securities and Exchange Commission on February 22, 2002, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.01 per share, upon the terms and subject to the conditions described in the Offer to Exchange dated January 24, 2002. The sole purpose of this Amendment No. 3 is to report the results of the Offer.

ITEM 4. TERMS OF THE TRANSACTION.

     Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

     The Offer expired at 5:00 p.m., Eastern Time, on Friday, February 22, 2002. Pursuant to the Offer to Exchange, Cysive, Inc. (the “Company”) accepted for cancellation Eligible Options to purchase 1,859,558 shares of Common Stock from 69 eligible participants, representing 67% of the shares subject to all Eligible Options. Pursuant to the terms and conditions of the Offer to Exchange, the Company has reserved for award Replacement Options to purchase 547,640 shares of Common Stock in exchange for such cancelled Eligible Options.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2002

CYSIVE, INC

By:	/s/ Nelson A. Carbonell, Jr.
	Name:	Nelson A. Carbonell, Jr.
	Title:	Executive Officer